Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following are excerpts from the transcript of Comcast Corporation’s First Quarter 2014 Earnings Conference Call held on April 22, 2014:

…

Brian Roberts - Comcast Corporation - Chairman & CEO

I'd like to spend a quick moment on our merger with Time Warner Cable. The more we get into the planning efforts on our side, the more confident we are about the potential and about the potential synergies. We see significant benefit for consumers in our ability to offer our innovative and industry-leading products to a larger residential footprint along with opportunities in business services and advertising. The opportunity in this merger remains very compelling. Time Warner Cable shareholders will get 23% stake in the combined entity and share in the upside of a company with tremendous potential to create value for customers and shareholders.

In addition, there has been a lot of talk about potential divestitures and Michael will detail how we see the opportunity to create value there as well. Our proposed merger with Time Warner Cable is an exciting and unique opportunity and we remain confident that the combination will strengthen a world-class organization that will benefit customers, employees and shareholders....

Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

…

Let me now turn to Time Warner Cable and as Brian mentioned offer some thoughts on our return of capital strategy and potential divestitures. As has been reported, when shareholder approval for our acquisition of Time Warner Cable is obtained later this year, we intend to increase our repurchase plan by $2.5 billion. This is in addition to the current plan of $3 billion for Comcast for an expected total of $5.5 billion in share repurchases during 2014.

In addition, as you know, we have committed divestitures in our Time Warner Cable transaction. We do not comment on rumors, but I will outline our philosophy and financial perspective on this subject. There are a number of potential structures for us to evaluate maximizing value for our shareholders who will guide our decisions. Some key considerations include, amongst others, our ability to divest subscribers in the most tax-efficient way possible, our ability to shrink our equity base and/or deliver cash for our shareholders and our ability to maximize our presence in our most strategic markets.

In addition, we anticipate that any divestiture plan will be a leverage-neutral event for Comcast. In other words, to the extent that we sell properties for cash or spin properties, any cash proceeds after neutralizing or maintaining our existing leverage ratio can be used for return of capital to Comcast shareholders. This is complex and we believe value-enhancing to our shareholders. There is a lot of work to be done in addition to the integration effort and we will provide regular updates as we continue to refine our thinking and analysis.

So let me wrap up by saying we are very pleased with our operational and financial performance this quarter. We have started the year off strong. We are making tremendous progress and are focused on continuing our momentum throughout the year. We are excited about the Time Warner Cable merger and the synergy opportunities it presents. We believe it will be accretive on a free cash flow per share basis and are confident that our disciplined investments and our focus on execution will continue to generate profitable growth….

Jessica Reif Cohen - Bank of America Merrill Lynch - Analyst

Thanks. I have a couple of questions. The first one, you've mentioned on the call several times adding wireless gateways and having all these hotspots. I was just wondering if you could give us your vision for WiFi in the kind of longer term with and without Time Warner Cable. How different would your strategy be with or without them and is this a value-add service to existing wireline HSD subs or is it potentially a standalone service?

Neil Smit - Comcast Corporation - EVP & President and CEO, Comcast Cable Communications

Hi, Jessica, it's Neil. I think WiFi, we have rolled out 8.3 million devices. We view it as a very important asset both as an extension to our data product, as well as the ability to launch new products like XFINITY Home. I think the Time Warner merger, it would extend the network further in the WiFi network buildout. We see about 75% to 80% of mobile data consumption happening on WiFi in the home and in the office. So I think we view it as a very positive important asset and we will continue to put in hotspots as we go forward.

Brian Roberts - Comcast Corporation - Chairman & CEO

Let me just add to that, I think that is exactly right….

Jessica Reif Cohen - Bank of America Merrill Lynch - Analyst

And can I just follow up? Mike, you had talked about capital returns and the potential divestiture post-approval. I just wanted to clarify something you said when you announced the Time Warner Cable acquisition. You said that there would be 10 billion -- I think the way you phrased it was that there would be $10 billion in proceeds next year or I mean in return of capital. If you divest subs and for argument's sake let's say it's roughly $10 billion in excess capital, it could be more or less, is that in addition to the amount you announced at the time of Time Warner Cable or is that included in that?

Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

Thanks, Jessica. Let me put a finer point on it. So what we said when we announced the Time Warner Cable deal that when the deal would close, we would increase our authorization by $10 billion. Our view was, if we had a $7.5 billion authorization at the beginning of the year and we, as we announced today, say we used $5.5 billion of that due to the original $3 billion plus the additional $2.5 billion, that would leave about $2.5 billion worth of capability, $2 billion of capability. We would then, when the deal closes, look to increase our authorization by $10 billion. That would be completely separate from any divestiture assets we are talking about.

…

Doug Mitchelson - Deutsche Bank - Analyst

… And then, Michael, just for clarification if I missed it, when would you expect to make a decision on the divestitures? Thanks.

…

Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

And I'll take the last question. We actually don't have a particular timeline in terms of announcing the divestitures. Obviously, there is a lot of work to do and this is very complex. So our view is let's be very methodical about it and get it right from a variety of perspectives and it will be announced in due course.

Doug Mitchelson - Deutsche Bank - Analyst

So I mean, Michael, there is a possibility it could be early, but not necessarily a plan for that?

Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

No, we don't have any particular plan, as I just mentioned. Our view is there's a number of moving pieces related to regulatory, related to tax, related to a number of items and our view is let's be very thoughtful about it. The goal is to maximize shareholder value, so there is no particular internal timeline. We are going to go at a pace that we are comfortable with to make sure that we do maximize shareholder value.

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Craig Moffett - MoffettNathanson - Analyst

… And then for Mike, Mike, when you did the transaction with all cash for Time Warner Cable, I understand that may be very tax-efficient, but is there any consideration separate and apart from maintaining the leverage after divestitures of potentially readjusting the leverage profile of the combined company after all is said and done?

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Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

Craig, let me just clarify. The Time Warner -- you said all cash. The Time Warner Cable (multiple speakers).

Craig Moffett - MoffettNathanson - Analyst

Sorry, all stock I meant, sorry.

Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

That's what I thought you meant; I just wanted to clarify. With regards to our leverage profile, when we do close a transaction, depending on timing, we will have approximately $70 billion of debt in our balance sheet and pro forma between 2.2, 2.3 times leverage depending on timing. I think the divestitures are going to be what I'd call leverage neutral that wherever we end up when the transactions are done, we will end up at the same place. I don't think we are revisiting our overall balance sheet profile. Our goal long term, medium-term goal is to be between 1.5 and 2 times and that is going to take us several years to get to and given the magnitude of debt, given our A rating, given how we look at our balance sheet as a real strategic asset, we don't think it is appropriate to relook at the leverage ratios.

…

Marci Ryvicker - Wells Fargo Securities - Analyst

Thanks. Can you just outline the steps to closing the Time Warner Cable merger? We have the Senate House Committee or the Senate Judiciary Committee will have the House. Then the Time Warner Cable shareholder vote, DOJ, FCC. Is there anything I am missing? And then just a follow-up, do you know when the Time Warner Cable shareholder meeting is going to be?

Brian Roberts - Comcast Corporation - Chairman & CEO

This is Brian. I think you have most of the steps. We don't know when that vote is going to be. You also have local municipalities and state franchising authorities and PUCs where certain business licenses exist. So there's probably even a few more steps than you mentioned, but those are the basics.

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John Hodulik - UBS - Analyst

… And then two, on the new buyback, can you give us a sense of timing around the Comcast vote for the Time Warner Cable deal, when you expect that to occur?  Thanks.

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Michael Angelakis  - Comcast Corporation - CFO & Vice Chairman

With regards to shareholder vote, it is hard to tell to be honest with you, John. We have to go through the SEC review, which we are doing now, but I would hope it is over the next several months we will have that vote, but just difficult to pinpoint as Brian mentioned with Marci. So we will have -- obviously we have really two shareholder votes, ours as well as Time Warner Cable's and right now, we are going through that SEC review.

…

Vijay Jayant - ISI Group - Analyst

… And second for Michael, talked about asset divestitures being tax-efficient. Is it logical to assume basically that the (inaudible) assets generally have the highest step-up basis on it so would be most logical?  Thanks.

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Michael Angelakis - Comcast Corporation - CFO & Vice Chairman

Honestly, Vijay, I don't think we want to get too in the weeds with regards to a tax basis and step-ups and those kind of items. We have lots of assets between our Company and obviously Time Warner and we are evaluating a number of factors, including -- and tax basis is one of those factors. Other factors are how are we clustered within certain markets and how do we think about value and growth and all those other items. So I don't want to leave you with the perception that there is only one factor or one set of systems. And I think it would be not quite right to go into specifics at this point.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.